UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ivivi Technologies, Inc.
(Name of Issuer) Common Stock, no par value
(Title of Class of Securities) 46589F 10 8
(CUSIP Number) Steven M. Gluckstern c/o Ivivi Technologies, Inc. 135 Chestnut Ridge Road Montvale, NJ 07645 (201) 476-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 2, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46589F 10 8
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Emigrant Capital Corp. (FEIN 51-0383720)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [_]
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 23,936,222*
8. Shared Voting Power: 0
9. Sole Dispositive Power: 23,936,222*
10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,936,222*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 70.34%**
14.	Type of Reporting Person (See Instructions): CO

*

The 23,936,222 shares of common stock, no par value (“Common Stock”), of Ivivi Technologies, Inc. (the “Company”) identified as being beneficially owned by the Reporting Person consist of (x) 23,179 shares of Common Stock held by the Reporting Person, (y) a maximum of 10,869,565 shares of Common Stock that may become issuable to the Reporting Person upon conversion of the Convertible Note described in greater detail in Item 5(c) below, and (z) a maximum of 13,043,478 shares of Common Stock that may become issuable to the Reporting Person upon exercise of the Warrant described in greater detail in Item 5(c) below.

**

Based on 34,029,973 shares of Common Stock of the Company, which consists of (x) 10,116,930 shares of Common Stock of the Company issued and outstanding as of February 5, 2009 as set forth in the Company’s Form 10-Q for the quarter ended December 31, 2008, (y) a maximum of 10,869,565 shares of Common Stock that may become issuable to the Reporting Person upon conversion of the Convertible Note described in greater detail in Item 5(c) below, and (z) a maximum of 13,043,478 shares of Common Stock that may become issuable to the Reporting Person upon exercise of the Warrant described in greater detail in Item 5(c) below.

Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, no par value (“Common Stock”), of Ivivi Technologies, Inc. (the “Company”), a New Jersey corporation. The address of the Company’s principal executive offices is 135 Chestnut Ridge Rd., Montvale, New Jersey 07645.

Item 2. Identity and Background

(a) - (c) The Reporting Person is Emigrant Capital Corp., a Delaware corporation. The business address of the Reporting Person is 6 East 43rd Street, New York, New York 10017. The Reporting Person is a private investment firm that primarily invests in middle market companies.

(d) - (e) During the last five years, the Reporting Person has not (x) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (y) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information included in response to Item 5(c) is specifically incorporated herein by reference.

Item 4. Purpose of Transaction

The Reporting Person acquired the securities referred to in Item 5 (and may acquire any securities issuable upon conversion or exercise of the securities referred to in Item 5) for investment purposes. The Reporting Person will monitor these investments in the Company with a view towards maximizing their value. As a result, the Reporting Person is considering and evaluating on an ongoing basis all of its alternatives with respect to its investment in, and intentions with respect to, the Company. The Reporting Person may engage in discussions with the Company’s management, board of directors or individual directors concerning the business and strategic direction of the Company. The Reporting Person may also engage in discussions with other shareholders of the Company to discuss matters of mutual interest, which may include discussions regarding the strategic direction of the Company and opportunities to enhance shareholder value.

The Reporting Person intends to continuously review its investment in the Company and reserves the right to change its plans and intentions at any time, as it deems appropriate, and to take any and all actions that it may deem appropriate to maximize the value of its investment. The Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that the Reporting Person now owns or may acquire and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities. The Reporting Person may formulate other plans or proposals regarding the Company or its securities to the extent it deems advisable in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Other than as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type described above.

Item 5. Interest in Securities of the Issuer

(a) – (b) The Reporting Person beneficially owns 23,936,222 shares Common Stock of the Company, consisting of (x) 23,179 shares of Common Stock held by the Reporting Person, (y) a maximum of 10,869,565 shares of Common Stock that may become issuable to the Reporting Person upon conversion of the Convertible Note described in greater detail in Item 5(c) below, and (z) a maximum of 13,043,478 shares of Common Stock that may become issuable to the Reporting Person upon exercise of the Warrant described in greater detail in Item 5(c) below. The 23,936,222 shares Common Stock of the Company beneficially owned by the Reporting Person represents approximately 70.34% of the outstanding shares of Common Stock of the Company (which percentage is based on 34,029,973 shares of Common Stock of the Company, consisting of (x) 10,116,930 shares of Common Stock of the Company issued and outstanding as of February 5, 2009 as set forth in the Company’s Form 10-Q for the quarter ended December 31, 2008, (y) a maximum of 10,869,565 shares of Common Stock that may become issuable to the Reporting Person upon conversion of the Convertible Note described in greater detail in Item 5(c) below, and (z) a maximum of 13,043,478 shares of Common Stock that may become issuable to the Reporting Person upon exercise of the Warrant described in greater detail in Item 5(c) below. The Reporting Person has sole voting and dispositive power with respect to (x) the 23,179 shares of Common Stock currently held by the Reporting Person, (y) the Convertible Note described in greater detail in Item 5(c) below (and will have voting and dispositive power with respect to a maximum of 10,869,565 shares of Common Stock that may become issuable to the Reporting Person upon conversion of such Convertible Note), and (z) the Warrant described in greater detail in Item 5(c) below (and will have voting and dispositive power with respect to a maximum of 13,043,478 shares of Common Stock that may become issuable to the Reporting Person upon exercise of such Warrant ).

(c) On April 7, 2009, the Company and the Reporting Person entered into a Loan Agreement (the “Loan Agreement”) pursuant to which, among other things, the Company issued a convertible promissory note (the “Convertible Promissory Note”) and warrant (the “Warrant”) to the Reporting Person. Under the terms of the Loan Agreement, the Company has the right to borrow up to $2.5 million in aggregate principal amount of loans thereunder. The Company borrowed $1.0 million at closing and has the right to borrow up to $500,000 per month through July 1, 2009; provided that if the Company elects to borrow less than $500,000 in any given month, the amount not borrowed can be carried forward and will be available for borrowing in any subsequent month prior to the Maturity Date (as defined below). Borrowings under the Loan Agreement are evidenced by the Convertible Promissory Note and shall bear interest at a rate of 12% per annum (which would increase to 18% in the event of a default) and shall mature on the earlier of (i) a subsequent financing of equity (or debt that is convertible into equity) by the Company of at least $5.0 million, where at least $3.5 million is from non-affiliates of the Company and for this purpose, the Reporting Person is deemed to be a non-affiliate (a “Qualified Financing”) and (ii) July 31, 2009 (the “Maturity Date”); provided that the Company shall have the right to extend such Maturity Date for an additional 30 days if it has cash and cash equivalents of at least $1.0 million on the date of such requested extension.

In the event that the Company consummates a Qualified Financing on or prior to the Maturity Date of the outstanding loans under the Loan Agreement, the Reporting Person shall have the right to elect to either (i) have the principal and interest on the Convertible Promissory Note repaid by the Company or (ii) convert the principal amount of and all accrued interest on the Convertible Promissory Note into the securities sold by the Company in such Qualified Financing. In such instance, the Convertible Promissory Note shall be convertible into such number of securities sold by the Company in such Qualified Financing as is equal to the aggregate principal amount of all loans then outstanding under the Loan together with all accrued and unpaid interest thereon, divided by the lowest price per share paid by purchasers in the Qualified Financing.

In the event that the Company does not consummate a Qualified Financing on or prior to the Maturity Date, the Reporting Person may convert the Convertible Promissory Note into shares of Common Sock until such time as all outstanding loans under the Loan Agreement are repaid. In such instance, the Convertible Promissory Note shall be convertible into such number of shares of Common Stock as is equal to the aggregate principal amount of all loans then outstanding under the Loan Agreement, together with all accrued and unpaid interest thereon, divided by the then effective conversion price, which shall initially be $0.23 per share of Common Stock. In addition, in the event that an event of default shall occur under the Loan Agreement or certain sale events shall occur with respect to the Company, the Convertible Promissory Note will thereafter be convertible into shares of Common Stock as set forth in the previous sentence. The conversion price of the Convertible Promissory Note is subject to anti-dilution adjustments. The Convertible Promissory Note will remain outstanding and convertible into the Company’s securities (as described above) until all outstanding loans under the Loan Agreement shall be repaid by the Company. The Reporting Person has made loans under the Loan Agreement in an aggregate principal amount of $2.0 million as of the date hereof and may, from time to time, make up to another $500,000 in aggregate principal amount of loans thereunder. For the purposes of this Statement and the determination of the aggregate number of shares of Common Stock beneficially held by the Reporting Person as set forth herein, it is assumed that (x) a Qualified Financing will not occur prior to the Maturity Date of the loans under the Loan Agreement, (y) the entire $2,500,000 in principal amount of available loans under the Loan Agreement will be outstanding as of the Maturity Date (or as of any other date on which the Convertible Promissory Note is converted into shares of Common Stock) and (z) the effective conversion price in respect of the Convertible Promissory Note will continue to be $0.23 per share of Common Stock as of the Maturity Date (or as of any other date on which the Convertible Promissory Note is converted into shares of Common Stock). Based on the foregoing assumptions, for the purposes of this Statement, the Reporting Person has disclosed a beneficial ownership of 10,869,565 shares of Common Stock (i.e., $2,500,000 divided by $0.23 per share of Common Stock) that may be issuable upon conversion of the Convertible Promissory Note.

In the event that the Company consummates a Qualified Financing on or prior to the Maturity Date, the Reporting Person may exercise the Warrant for the securities sold by the Company in such Qualified Financing. In such instance, The Warrant shall be exercisable for such number of securities sold by the Company in such Qualified Financing that could have been acquired by the holder of the Warrant based on the $2.5 million principal amount of the loan at an exercise price equal to the price of the securities sold in the Qualified Financing. If the Company does not consummate a Qualified Financing on or prior to the Maturity Date, the Warrant will thereafter be exercisable into shares of Common Stock until July 1, 2014. In such instance, the Warrant will be exercisable into such number of shares of Common Stock as is equal to $2,500,000 (or, in the event that the Maturity Date of the loans under the Loan Agreement is extended by the Company to August 30, 2009, $3,000,000) divided by the then effective exercise price, which shall initially be $0.23 per share of Common Stock. The exercise price of the Warrant is subject to anti-dilution adjustments. For the purposes of this Statement and the determination of the aggregate number of shares of Common Stock beneficially held by the Reporting Person as set forth herein, it is assumed that (x) a Qualified Financing will not occur prior to the Maturity Date of the loans under the Loan Agreement, (y) the Maturity Date will be extended by the Company to August 30, 2009 (and, therefore, the Warrant will be exercisable in $3,000,000 of shares of Common Stock, and (z) the effective exercise price in respect of the Warrant will continue to be $0.23 per share of Common Stock as of the Maturity Date of the loans under the Loan Agreement (or as of any other date on which the Warrant is exercised into shares of Common Stock). Based on the foregoing assumptions, for the purposes of this Statement, the Reporting Person has disclosed a beneficial ownership of 13,043,478 shares of Common Stock (i.e., $3,000,000 divided by $0.23 per share of Common Stock) that may be issuable upon exercise of the Warrant.

In connection with the entry by the Reporting Person into the Loan Agreement, on April 7, 2009, the Reporting Person entered into a Nominee and Sharing Agreement (the “Sharing Agreement”) with Steven M. Gluckstern and another individual (the “Second Participant”). Pursuant to the Sharing Agreement, the Reporting Person granted to Mr. Gluckstern and the Second Participant a participation interest in the Reporting Person’s interest in the Convertible Promissory Note and the Warrant. Under the Sharing Agreement, after the Reporting Person receives a return on its investment in the Convertible Promissory Note and Warrant in an amount equal to all amounts funded by the reporting Person under the Loan Agreement and the Warrant (together with related costs and expenses) plus a stated preferred return, (i) Mr. Gluckstern and the Second Participant will be entitled to a pro rata return of their respective funded amounts under the Sharing Agreement (as described below) and (ii) thereafter, all remaining proceeds from the Reporting Person’s investment in the Convertible Promissory Note and Warrant will be allocated 50% to the Reporting Person, 40.4% to Mr. Gluckstern and 9.6% to the Second Participant. Under the terms of the Sharing Agreement, in consideration of the grant of the participation interest in the Convertible Promissory Note and Warrants to Mr. Gluckstern and the Second Participant thereunder, Mr. Gluckstern agreed to fund 16.8% of the aggregate amount funded by the Reporting Person under the Loan Agreement and the Warrant (together with related costs and expenses) and the Second Participant agreed to fund 4.0% of the aggregate amount funded by the Reporting Person under the Loan Agreement and the Warrant (together with related costs and expenses).

The Reporting Person hereby expressly disclaims membership in a “group” under Section 13(d) of the Act and the rules and regulations thereunder with Mr. Gluckstern and the Second Participant with respect to the Convertible Promissory Note and Warrants and this Statement shall not be deemed to be an admission that the Reporting Person is a member of such a group with Mr. Gluckstern and the Second Participant.

(d)	The information included in response to Item 5(c) is specifically incorporated herein by reference.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in response to Item 5(c) is specifically incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

There are no materials to be filed as exhibits.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: June 12, 2009

EMIGRANT CAPITAL CORP.

By:	/s/ Kenneth Walters	_

Name: Kenneth Walters

Title: Senior Vice President